Exhibit 99.1

ACHILLES THERAPEUTICS PLC

245 Hammersmith Road

London W6 8PW

United Kingdom

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

26 May 2023

Dear Shareholder,

2023 Annual General Meeting of Achilles Therapeutics plc (the “AGM” or “Meeting”)

We are pleased to provide details of the AGM of Achilles Therapeutics plc (the “Company”) to be held as a physical meeting at 14:00 UK time (09:00 Eastern Time) on Wednesday 28 June 2023 at 245 Hammersmith Road, London W6 8PW, United Kingdom. The formal notice of AGM set out in this document (the “Notice of AGM”) at pages 10 to 12 contains the shareholder resolutions to be proposed and voted on at the AGM.

Shareholder engagement

We appreciate that the AGM is your opportunity to receive an update on the Company and ask questions of the board of directors (the “Board”). To support engagement with our shareholders, it is our intention to live stream the Meeting by webcast and to enable questions relating to the AGM resolutions to be submitted in advance of the Meeting.

The webcasting arrangements will allow shareholders to hear from the Company and follow the business of the AGM on their computer, tablet or smart phone from their location of choice, although this will not constitute formal attendance at the Meeting. Further details on how to access the webcast are set out on page 11 of this Notice of AGM.

The proposed running order of the Meeting is set out below (all times UK time):

14:00 –14:10	Welcome and open Meeting
14:10 –14:40	Presentation by the Chairman of the Board
14:40 –15:00	Q&A
15:00	Close of Meeting

Shareholder questions

Shareholders are invited to submit their questions in advance by sending an email to shares@achillestx.com with ‘AGM question’ in the title line by 17:00 UK time (12:00 Eastern Time) on Wednesday 21 June 2023.

We would like to respond to as many shareholders’ questions as possible and therefore we will answer questions during the Meeting in a way that aims to best recognise the interests of all shareholders. To assist with this, we ask that you help us to facilitate access from as many shareholders as possible by limiting the number of questions and keeping your questions succinct, focused on and relevant to the business of the Meeting. In the interests of transparency for all shareholders, responses to questions not able to be addressed during the Meeting will be available on our website as soon as practicable following the AGM.

Voting – Ordinary Shares

We are holding our AGM as a physical meeting and are, therefore, unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We strongly encourage all shareholders to complete and return a proxy form appointing the Chairman of the Meeting as proxy. Further information on how to appoint a proxy is detailed on pages 10 and 11 of this Notice of AGM. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out on pages 10 and 11 of this Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.

You are strongly encouraged to appoint the Chairman of the AGM as your proxy.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (245 Hammersmith Road, London W6 8PW) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 14:00 UK time (09:00 Eastern Time) on Monday 26 June 2023. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

If at any point you require guidance, please contact Daniel Hood, our Company Secretary, by telephone on +44 (0) 204 534 1996 or by email to shares@achillestx.com.

ADS Holders

If you are a holder of our American Depositary Shares in the Company (“ADS”), please vote on the resolutions in accordance with the instructions set out on page 7 of this Notice of AGM. A form of proxy for use by ADS holders will be sent to you or the brokerage firm, bank or nominee through which you hold your ADS.

Class A Non-Voting Ordinary Shareholders

As per the Company’s Articles of Association you are receiving this notice for information but do not have any right to cast a vote on the matters to be considered at the Meeting in respect of the class A non-voting ordinary shares which you hold. You are entitled to submit questions to the Company in accordance with the instructions set out above.

Recommendation

You will find on pages 4 to 6 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Board consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

Resolutions 1 to 10 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of each resolution.

ORDINARY BUSINESS

Resolutions 1 to 6: Re-election of directors

In accordance with the Articles of Association, at each AGM, each of the Company’s directors shall retire from office. A retiring director may offer themselves for re-appointment by the shareholders and a director that is re-appointed to office will be treated as continuing in office without a break. In accordance with this requirement, the following directors retire and offer themselves for re-election as directors:

Resolution 1

Edwin Moses

Non-Executive Director and Chairman of the Board

As a CEO for a total of almost 20 years, Edwin built two businesses (Oxford Asymmetry International plc and Ablynx nv), led their successful IPOs on the LSE, EuroNext and NASDAQ, and raised over €500M in equity and debt financing. He ran the sales process for each company generating values of £316M and €3.9Bn respectively. At Ablynx, Edwin ensured that the novel Nanobody technology platform was used to build a broad product pipeline, including Cablivi™, which is approved for use in both Europe and the USA. In addition, he helped secure pharmaceutical collaborations with a potential value of >€10Bn. Edwin has expertise in high value service provision to the pharmaceutical industry and in drug discovery and development, with more than 25 years of Board level experience in >20 companies. He is currently Chairman of Achilles Therapeutics plc, Avantium NV, LabGenius Ltd, and is a member of GIMV Life Science’s Advisory Board.

Resolution 2

Iraj Ali

Executive Director and Chief Executive Officer of the Company

Iraj has been Chief Executive Officer of Achilles Therapeutics plc since 2018. Previously he served as a Managing Partner of Syncona Ltd. During his tenure at Syncona he served as an investment partner and Board member of Nightstar Therapeutics and Blue Earth Diagnostics. Prior to that he was an Associate-Principal at McKinsey & Company where he was involved in several major pharmaceutical launches across developed and emerging markets. He has also held roles in scientific research: EMBO Research Scholar (UCSC), Drug Discovery Scientist (RiboTargets, Cambridge). Iraj has a PhD in Biochemistry from Cambridge University.

Resolution 3

Carsten Boess

Non-Executive Director

Carsten brings almost 30 years of experience in senior roles in pharmaceutical and biotech organisations. He currently serves on the Boards of Directors at Rocket Pharmaceuticals Ltd. and Avidity Biosciences, Inc., and is Chair of the Audit Committee of both companies. Previously he served as Executive Vice President, Corporate Affairs at Kiniksa Pharmaceuticals, where he also held the role of Chief Business Officer. Prior to that he served as Senior Vice President and Chief Financial Officer at Synageva Biopharma Corporation until its acquisition by Alexion Pharmaceuticals in 2015. Carsten also served in a number of roles at Insulet Corporation, including as Chief Financial Officer and Vice President of International Operations. He was also Executive Vice President of Finance for Serono Inc., and prior to that he served as Chief Financial Officer at Alexion Pharmaceuticals and was a finance executive at Novozymes of North America and Novo Nordisk in France, Switzerland and China. During his tenure at Novo Nordisk he served on Novo Nordisk’s Global Finance Board.

Resolution 4

Bernhard Ehmer

Non-Executive Director

Bernhard Ehmer is a veteran biotechnology and pharmaceutical executive with more than three decades in senior leadership roles. He most recently served as CEO of Biotest AG in Germany and also served as Chairman of the board of directors at Symphogen A/S, Denmark until its acquisition by Servier SA in June 2020. Prior to this, he worked for ImClone Systems, a wholly owned subsidiary of Eli Lilly, as President of ImClone Systems Inc. in the United States and as managing director in Germany. Before this he was CEO of Fresenius Biotech, where he was instrumental in the EU approval of Removab®, a treatment for malignant ascites. Since May 2022, he has been Chairman of the Supervisory Board of Biotest AG.

Resolution 5

Michael Giordano

Non-Executive Director

Michael brings more than 15 years of experience leading pharmaceutical research and development organisations. He served as Head of Development for Oncology and Immuno-Oncology at Bristol-Myers Squibb where he was responsible for the development strategy of the enterprise for this therapeutic area, as well as direction for eight teams working on innovative medicines to improve the standard of care for patients, including Opdivo®, Yervoy®, Empliciti™, and Sprycel®. Prior to this role, Michael held positions within the research and development organisation, leading the development of more than a dozen non-oncology molecules in the United States, the European Union and Asia. Michael served as the Chief Medical Officer / Senior Advisor at Epizyme Therapeutics helping bring one of the first epigenetic medicines, Tazemetostat, through late stage development and regulatory approval. Michael also serves on the boards of RAPT Therapeutics, Epizyme Therapeutics, and Oncovalent Therapeutics.

Resolution 6

Julie O’Neill

Non-Executive Director

Julie is a business professional with more than two decades of executive experience in senior leadership roles. She was previously Executive Vice President, Global Operations at Alexion Pharmaceuticals. where she led the Global Operations business including product development, manufacturing, quality, supply chain and global real estate functions. Prior to joining Alexion, she was Vice President of Operations at Gilead Sciences. Ms. O’Neill serves as an Independent Director on the boards of ICON, DBV Technologies Hookipa Pharma, ILC Dover and Angus Chemical Company. She is also on the Board of Ireland’s National Institute for Bioprocessing Research & Training (NIBRT) and serves on the Strategy Committee of the State Claims Agency in Ireland.

The Board of Directors recommend a vote for the approval of Resolutions 1 to 6.

Resolutions 7 and 8: Appointment of auditors and determination of auditors’ remuneration

At each general meeting at which the Company’s statutory annual accounts and reports are laid before shareholders, the Company is required to appoint auditors to serve until the next such general meeting. KPMG LLP has indicated its willingness to continue to act as the Company’s auditors. Accordingly, Resolution 7 is an ordinary resolution to re-appoint KPMG LLP, an English registered limited liability partnership, as the Company’s statutory auditor in the UK to serve until the next AGM of the Company.

Resolution 8 is an ordinary resolution giving the Company’s Audit Committee authority to determine the auditors’ remuneration for the fiscal year ending 31 December 2023.

The Board of Directors recommend a vote for the approval of Resolutions 7 and 8.

Resolution 9: Receipt of the reports and accounts

The Companies Act 2006 (the “CA 2006”) requires the directors of a public company to lay, in respect of each financial year, copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the Company before the Company’s shareholders. Each report and the audited financial statements of the Company are contained in the Company’s 2022 Annual Report. In accordance with best practice, the Company proposes an ordinary resolution to receive the 2022 Annual Report.

The 2022 Annual Report may be found in the “Investor Relations” section of the Company website at: https://ir.achillestx.com/agm2023.

The Board of Directors recommend a vote for the approval of Resolution 9.

Resolution 10: UK statutory directors’ annual report on remuneration

The CA 2006 requires that the annual report on directors’ remuneration, contained within the 2022 Annual Report, be subject to an annual advisory, non-binding vote so that shareholders may indicate, by voting on an ordinary resolution, their approval of the remuneration of the Company’s directors in the relevant financial year, as well as how the Company’s remuneration policy will be applied in the following financial year.

The full text of the Company’s remuneration report is set out on pages 13 to 14 of the 2022 Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information.

This vote is advisory and non-binding. Although non-binding, our Board, and the Remuneration Committee of the Board, will review and consider the voting results when making future decisions regarding our director remuneration program and the application of our Directors’ Remuneration Policy. Following the upcoming AGM, and as required by the CA 2006, the Directors’ Annual Report on remuneration will be delivered to the UK Registrar of Companies.

The Board of Directors recommend a vote for the approval, on a non-binding, advisory basis, of Resolution 10.

SHAREHOLDER NOTES

VOTING – ADS Holders

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs at 17:00 Eastern Standard Time on Friday 19 May 2023 (the “Record Date” for ADS holders).

Beneficial Holders:

If you hold ADSs through a brokerage firm, bank or nominee by the Record Date, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.

Registered Holders:

If your ADSs are registered under your name directly with The Bank of New York Mellon’s Transfer Agent, Computershare, you will receive the ADS proxy card and materials directly to the address as maintained in your account with Computershare.

Receipt of Proxies:

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon, no later than 17:00 Eastern Standard Time on Thursday 22 June 2023.

The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

Contacts for ADS holders

For beneficial holders, if you have queries about how you can deliver voting instructions, please contact your brokerage firm or bank who is holding the ADSs on your behalf under a nominee name.

For registered holders whose ADSs are registered under their own name, please contact The Bank of New York Mellon — ADR Shareholder Services on:

•	tel: +1-888-269-2377 (toll free within the United States); or

•	+1-201-680-6825 (for international callers); or

•	by email: shrrelations@cpushareownerservices.com.

OTHER INFORMATION

A copy of this Notice of AGM, our 2022 Annual Report and other information required by section 311 of the CA 2006 can be found at https://ir.achillestx.com/agm2023 (all available in the “Investor Relations” section of the website).

Information rights

Under the CA 2006, there are a number of rights that may be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications directly from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 of the CA 2006 (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the Meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the CA 2006 and writes to you directly for a response.

Shareholder requisition rights

Members satisfying the thresholds in section 338 of the CA 2006 can require the Company:

a.

to give, to members of the Company entitled to receive notice of the Annual General Meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

b.

to include in the business to be dealt with at the Meeting any matter (other than a proposed resolution) which may properly be included in the business at the Meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the Meeting or if later the time at which notice is given of the Meeting.

Total voting rights and share capital

As at 19 May 2023 (the latest practicable date before the publication of this Notice of AGM), the issued share capital of the Company was 39,325,826 ordinary shares, 1,616,367 Class A non-voting ordinary shares and one deferred share.

ACHILLES THERAPEUTICS PLC

(the “Company”)

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

Notice of Annual General Meeting for 2023

Notice is hereby given that the 2023 Annual General Meeting (“AGM”) of the Company will be held at 245 Hammersmith Road, London W6 8PW, United Kingdom on Wednesday 28 June 2023 at 14:00 UK time (09:00 Eastern Time) to transact the following business:

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass Resolutions 1 to 10 (inclusive) which will be proposed as ordinary resolutions:

1.	To re-elect as a director, Edwin Moses, who retires by rotation in accordance with the Articles of Association of the Company.

2.	To re-elect as a director, Iraj Ali, who retires by rotation in accordance with the Articles of Association of the Company.

3.	To re-elect as a director, Carsten Boess, who retires by rotation in accordance with the Articles of Association of the Company.

4.	To re-elect as a director, Bernhard Ehmer, who retires by rotation in accordance with the Articles of Association of the Company.

5.	To re-elect as a director, Michael Giordano, who retires by rotation in accordance with the Articles of Association of the Company.

6.	To re-elect as a director, Julie O’Neill, who retires by rotation in accordance with the Articles of Association of the Company.

7.

To re-appoint KPMG LLP, an English registered Limited Liability Partnership, as UK statutory auditors of the Company, to hold office until the conclusion of the next Annual General Meeting of shareholders.

8.	To authorise the Company’s Audit Committee to determine our auditors’ remuneration for the fiscal year ending 31 December 2023.

9.

To receive the UK statutory annual accounts and reports for the fiscal year ended 31 December 2022 and to note that the Directors do not recommend the payment of any dividend for the year ended 31 December 2022.

10.

To receive and approve, on a non-binding, advisory basis, our UK statutory directors’ remuneration report for the year ended 31 December 2022, which is set forth at pages 13 to 14 of the 2022 Annual Report.

By order of the Board

Edwin Moses

Chairman

26 May 2023

Registered Office: 245 Hammersmith Road, London W6 8PW, United Kingdom

Notice of Meeting - Further Notes

1.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Company’s Register of Members of the Company at 14:00 (UK time) on Monday 26 June 2023 (or if the Meeting is adjourned, members entered on the Register of Members of the Company not later than 14:00 (UK time) on the date which is two working days before the date of the adjourned Meeting) shall be entitled to attend, speak and vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the Meeting.

2.

A member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the Meeting he/she will need to appoint his/her own choice of proxy (not the Chairman) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person, the proxy appointment will automatically be terminated.

3.

A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the Form of Proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write “the Chairman of the Meeting”.

4.

A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the Form of Proxy. To be valid the Form of Proxy must be completed and signed, and lodged with the Company at 245 Hammersmith Road, London W6 8PW, marked for the attention of the Company Secretary, no later than 14:00 (UK time) on Monday 26 June 2023 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the Proxy Form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the Form of Proxy.

5.

In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named holder on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is, therefore, no longer necessary to nominate a designated corporate representative.

7.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID: BO011) no later than 48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

9.

In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to the Company at 245 Hammersmith Road, London W6 8PW, marked for the attention of the Company Secretary, together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

10.

If a shareholder or an ADS holder wishes to listen to the webcast of the AGM, please email your name (and name of the shareholder or ADS holder you represent, if applicable), address and email ID to shares@achillestx.com with ‘2023 AGM Webcast’ in the title line. The Company will email the access details directly to the shareholder or ADS holder to access the webcast. The email must be received by the Company by no later than 17:00 UK Time (12:00 Eastern time) on Wednesday 21 June 2023 in order for the shareholder or ADS holder to be entitled to access the webcast. Please note joining the webcast will not constitute formal attendance at the AGM, and shareholders and ADS holders will not be able to vote as part of the AGM webcast. As a result, you are strongly encouraged to submit a proxy form to ensure that you are able to participate in the business of the meeting.

11.

Except as provided above, members who have general queries about the AGM should write to the Company Secretary, Daniel Hood, at the address of our registered office or by email to: shares@achillestx.com. You may not use any electronic address provided either in this notice of AGM or any related documents (including the annual report and accounts and proxy form) to communicate with the Company for any purposes other than those expressly stated.